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                                                               Reed Smith LLP
 W. THOMAS CONNER                                         1301 K Street, N.W.
 Direct Phone: +1 2024149208                          Suite 1100 - East Tower
 Email: tconner@reedsmith.com                     Washington, D.C. 20005-3373
                                                              +1 202 414 9200
                                                          Fax +1 202 414 9299
                                                                reedsmith.com
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October 19,2012

Sonny Oh
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: COURTESY COPY OF METLIFE INVESTORS USA INSURANCE COMPANY "SERIES L - 4
    YEAR" POST-EFFECTIVE AMENDMENT NO. 4 (FILE NO. 333-176666) FILED OCTOBER 11, 2012

    COURTESY COPY OF FIRST METLIFE INVESTORS INSURANCE COMPANY "CLASS L - 4 YEAR" POST-EFFECTIVE AMENDMENT NO. 4 (FILE NO. 333-176692) FILED OCTOBER 11, 2012

Dear Mr. Oh:

   On October 11, 2012, Metlife Investors USA Insurance Company and First Metlife Investors Insurance Company (together, "MLI" or the "Companies") and their corresponding separate accounts filed post-effective amendments relating to their Series/Class L - 4 Year variable annuity contracts (the "Contracts"). Attached hereto are courtesy copies of the prospectuses contained in the amendments (the "Amendments"), including copies of the prospectuses marked to show changes against the April 30, 2012 versions of the prospectuses.

   The Amendments are being filed primarily to incorporate a revised disclosure format for the Guaranteed Minimum Income Benefit and the Enhanced Death Benefit riders. As you know, currently MLI's prospectuses contain separate, largely self-contained, sections covering each version of a particular rider that was offered in the past under the Contracts and that is presently being offered. Because the purpose of the disclosure is to describe the operation of the particular rider, much of the disclosure is essentially the same in each section. The disclosure among the various sections about a particular rider varies primarily only because a rate or other rider variable varies from rider to rider.

   The Companies have revised this rider disclosure format by replacing the various sections with one enhanced disclosure section for each of the GMIB and EDB riders. The premise underlying this new approach is that investors would be well served with rider descriptions that focused at the outset more on why an investor would want to elect the riders and how the rider guarantees work, followed by an increasing level of detail about the mechanics of the rider. This necessitated, of course, using certain common terminology for rates and other rider variables. Each new prospectus section culminates with a detailed table providing a matrix matching each rider term with the rate or other variable relating to each different version of the rider. The significant benefits this approach offers include the following:

  NEW YORK . LONDON . HONG KONG . CHICAGO . WASHINGTON, D.C . BEIJING . PARIS LOS ANGELES . SAN FRANCISCO . PHILADELPHIA . SHANGHAI . PITTSBURGH . MUNICH
ABU DHABI . PRINCETON . NORTHERN VIRGINIA . WILMINGTON . SILICON VALLEY . DUBAI
                       CENTURY CITY . RICHMOND . GREECE

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Mr. Sonny Oh
October 18,2012
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    .  The new format shortened the overall length of the respective sections of the prospectus describing each rider, while permitting the Companies to provide more plain English discussion in the front of each section about the fundamental purpose of the rider and the factors an investor should consider before purchasing a rider.

    . The disclosure format includes a new section explaining that different versions of a particular rider have been offered over the life of the Contract and how new versions of riders are phased in. From an "evergreening" standpoint, we think this disclosure will help existing Contract owners understand why their version of a particular rider may differ from the version currently being offered, and how to access the table to determine what rates and other variables apply to their specific contract. It also permitted the date a particular rider version was first introduced to be concisely denoted in the table.

    . The new format will conserve Commission staff resources expended on reviewing disclosure for new versions of existing riders and permit the Companies to respond in a prudent, expeditious manner to changing economic and market conditions, because when a new version of a rider is introduced it can be reflected by updating the table. In this regard, corresponding revisions could be made either through the filing of a prospectus supplement or directly in the prospectus if, for example, the table revisions coincided with the filing of an annual update. (We note in this regard that the Amendments add the GMIB Max IV and EDB Max IV rider versions that you may recall were added to other MLI products by post-effective amendments filed in June 2012.)

   We hope the attached clean and marked copies of the Contract prospectuses will be helpful to the Staff in reviewing the new rider disclosure format. In this regard, the Staff should note that the marked versions of the prospectuses may appear to reflect more extensive changes than were actually made - as noted, the primary purpose of the Amendments was to reflect the new rider disclosure format, as well as to incorporate changes made in response to Staff comments on certain prospectus amendments made in June 2012. Certain clarifying and editorial changes were made as well.

   Please call the undersigned at 202.414.9208 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner
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W. Thomas Conner

Attachments
WC:cj